November 20, 2019

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
Office of Life Sciences
100 F Street, N.E.
Washington, D.C. 20549-3720

Attention:    Ada D. Sarmento

Re:	Establishment Labs Holdings Inc.
Registration Statement on Form S-3
Filed November 12, 2019
File No. 333-234649

Acceleration Request

	Requested Date:	November 22, 2019
	Requested Time:	4:00 P.M. Eastern Time

Ladies and Gentlemen:
Pursuant to Rule 461 under the Securities Act of 1933, as amended, Establishment Labs Holdings Inc. (the “Company”) hereby requests that the above-referenced Registration Statement on Form S-3 (File No. 333-234649) (the “Registration Statement”) be declared effective at the “Requested Date” and “Requested Time” set forth above or at such later time as the Company or its counsel may orally request via telephone call to the staff of the Division of Corporation Finance of the Securities and Exchange Commission. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Wilson Sonsini Goodrich & Rosati, P.C., by calling Elton Satusky at (650) 565-3588.

* * * *

Sincerely,

ESTABLISHMENT LABS HOLDINGS INC.

		By:	/s/ Renee M. Gaeta
Renee M. Gaeta
Chief Financial Officer

cc:	Elton Satusky
Wilson Sonsini Goodrich & Rosati, P.C.